Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Patch Energy Inc. files a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada)

     CALGARY, June 26 /CNW/ - Patch International Inc. (OTCBB:PTCHF) (the
"Corporation") announces that, after a review of available options with its professional advisors, the Corporation's wholly-owned subsidiary Patch Energy
Inc., filed a notice of intention ("NOI") to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) ("BIA"). As a result of the filings, all actions by creditors and certain classes of counterparties against Patch Energy Inc. are stayed for an initial period of 30 days.
     The NOI filing allows Patch Energy Inc. to maintain the integrity of its assets while evaluating its strategic alternatives and developing a restructuring proposal for creditors. Patch Energy Inc. is required to file its proposal within 30 days unless an extension is granted by the courts. RSM
Richter Inc. has consented to act as proposal trustee of Patch Energy Inc. in accordance with the provisions of the BIA.
     The Corporation also announces that, effective June 26, 2009, it terminated the contracts of employment between the Corporation and Mr. Jason
Dagenais, Chief Operating Officer and Mr. Terry Buchanan, Vice President of
Exploration. Mr. Dagenais and Mr. Buchanan have agreed to provide services to the Corporation on an as-needed, contract basis during the Corporation and
Patch Energy Inc.'s restructuring efforts.

     <<
     About Patch International Inc.
     ------------------------------

     The Corporation is an emerging oil sands company dedicated through its subsidiary Patch Energy Inc. to the exploitation and production of its resources in the Athabasca oil sands area in Alberta, Canada. The
Corporation's strategy has been to engage top quality staff and consultants to exploit and produce its high quality oil sands assets.

     NO REGULATORY AUTHORITY HAS APPROVED NOR DISAPPROVED THE CONTENTS OF THIS
     RELEASE. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
     >>

     %SEDAR: 00026026E          %CIK: 0001064481

     /For further information: Patch International Inc., Suite 700, 520, 5th
Avenue SW, Calgary, Alberta, T2P 3R7, (403) 441-4390, Email:
info(at)patchenergy.com/
     (PTCHF)

CO:  Patch International Inc.

CNW 16:00e 26-JUN-09